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                                                                  BRYAN T. ALLEN
                                                           DIRECT (801) 257-7963
                                                            ballen@parrbrown.com

                               September 24, 2009


SENT VIA EDGAR AS CORRESPONDENCE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Patrick Kuhn

         Re:      Smoky Market Foods, Inc.

Dear Mr. Kuhn,

         We are writing in response to your letter dated September 18, 2009 on behalf of Smoky Market Foods, Inc. (the "Company"). In your letter, you request that the Company tell the Staff at the Securities and Exchange Commission (the "Commission") how it intends to address the Staff's request in its September 2, 2009 letter that the Company have a PCAOB registered accounting firm re-audit any financial statements previously audited by Moore & Associates Chartered that the Company is required to include in its future filings with the Commission.

         In response to your letter, the Company filed a Current Report on Form 8-K on August 6, 2009, as amended by Amendment No. 1 filed on September 8, 2009, reporting its termination of Moore & Associates Chartered as its independent auditors and the engagement of Seale and Beers, CPAs as its new independent auditing firm. As the Company does not currently plan to file any registration statements or similar documents during the remainder of 2009, the Company intends to have Seale and Beers, CPAs, or any replacement audit firm, re-audit the Company's 2008 financial statements (and 2007 if required to be included in the 2009 Form 10-K) in connection with the firm's audit of the Company's 2009 financial statements to be included in the Company's 2009 Form 10-K. If the Company determines to include, or incorporate, audited financial statements in any filings with the Commission prior to the filing of its 2009 Form 10-K, it intends to have its 2007 and 2008 financial statements re-audited, and filed as an amendment to its most recent Form 10-K, prior to making such filing.

         The Company confirms its acknowledgement that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; and
2) Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission
September 24, 2009
Page 2



         If you have any questions or comments regarding this request, please contact me.


                                                Very truly yours,


                                                /s/ Bryan T. Allen
                                                Parr Brown Gee & Loveless, PC


cc:      Eddie Feintech
         Shane Campbell